UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 20, 2019

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Smedeland 36
2600 Glostrup (Copenhagen)
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Zealand Pharma A/S or the Company, dated March 20, 2019, announcing that Zealand Pharma and Alexion Announce Collaboration to Discover and Develop Peptide Therapies for Complement mediated diseases

Under the terms of the agreement, Alexion and Zealand will enter into an exclusive collaboration for the discovery and development of subcutaneously delivered peptide therapies directed to up to four complement pathway targets. Zealand will lead the joint discovery and research efforts through the preclinical stage, and Alexion will lead development efforts beginning with IND filing and Phase 1 studies. The agreement provides Alexion with exclusive worldwide licenses and commercial rights to the peptide therapies developed in the collaboration. Zealand will receive an immediate upfront payment of $25 million for the first target, with Alexion making a concurrent $15 million equity investment in Zealand Pharma at a premium to the market price as of the collaboration effective date. For the lead target, the agreement provides the potential for development-related milestones of up to $115 million, as well as up to $495 million in sales-related milestones and the potential for high single- to low double-digit royalty payments. Each of the three subsequent targets can be selected for an option fee of $15 million and has the potential for additional development-milestones and sales-milestones and royalty payments at a reduced price to the lead target.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Mats Blom

	Name:	Mats Blom
	Title:	Chief Financial Officer

Date: March 20, 2019

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated March 20, 2019

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